Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2857 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

May 9, 2014

Via EDGAR

Christina DiAngelo Fettig, Senior Staff Accountant

Ashley Vroman-Lee, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation

Form N-2/A

Filed April 16, 2014

File Nos. 333-192857; 814-00866

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 7, 2014

File No. 814-00866

Dear Ms. Fettig and Ms. Vroman-Lee:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Ms. Fettig in a conversation with Jonathan Talcott, company counsel, on April 23, 2014, and in discussion with Janis Kerns, company counsel, on May 7, 8 and 9, 2014, with respect to the Company’s Registration Statement on Form N-2 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2014, and the Annual Report on Form 10-K filed by the Company with the Commission on March 7, 2014.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review.

With twelve office locations in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, and West Virginia

Christina DiAngelo Fettig, Senior Staff Accountant

Ashley Vroman-Lee, Senior Counsel

May 9, 2014

1.	Regarding the Company’s secured borrowings, please provide more detail regarding these transactions that failed to qualify for sale treatment under GAAP and why they failed, including the specific provision of ASC 860. How does the treatment of these partial loan sales translate through to the asset coverage calculation?

Response:

Pursuant to the guidance in ASC 860, the partial loan sales did not receive sale treatment because they did not include all of the required characteristics described in the definition of “participating interest” (ASC 860-10-40-6A). Specifically, the partial loan sold has priority in the receipt of interest over that portion of the loan retained by the Company.

As a result, and in accordance with ASC 860, the Company includes the full amount of the loan as an asset on its balance sheet, records the partial loan sale as a secured borrowing (liability) with a pledge of collateral, and does not recognize any gain on sale (see ASC 860-30). Interest income is recorded for the full amount of the loan (as if a portion of the loan had not been sold) and interest expense attributable to the partial sale amount is recorded within “interest and other debt financing expenses” in the Company’s consolidated statement of operations.

For purposes of the asset coverage test calculation, and consistent with the Commission’s position that secured borrowings should be included in the table of senior securities, the Company includes secured borrowings at par value as a liability. The Company remains in compliance with the asset coverage ratio.

The Company includes secured borrowings in the table of senior securities (see response to item 2 below) and has also disclosed information related to these secured borrowings in the Notes to the Financial Statements in its most recently filed Form 10-K, at Note 2 under “Revenue Recognition—Partial loan sales,” and Note 6 under “Borrowings—Secured Borrowings.”

Christina DiAngelo Fettig, Senior Staff Accountant

Ashley Vroman-Lee, Senior Counsel

May 9, 2014

2.	Please include any Company secured borrowings in the table of senior securities.

Response:

The Company has revised the Registration Statement to include any secured borrowings in its table of senior securities. As requested by the staff, the par amount of the secured borrowings will be used for purposes of the asset coverage calculation.

The Company has amended pages 59-60 of Pre-Effective Amendment No. 3 to the Registration Statement accordingly.

3.	Regarding comment 7 to Form N-2/A – How do secured borrowings affect the base and incentive management fee calculations? Does the base management fee include secured borrowings as an asset? Is the Company taking an income incentive fee on all of the loan interest, or only on the portion of the income retained?

Response:

The basis for the Company’s base management fee calculation is invested assets (calculated as total assets less cash and cash equivalents). The Company calculates invested assets based on the amounts included in the Company’s consolidated financial statements. As such, the calculation takes into account the full amount of the loan investment as an asset in accordance with ASC 860. The first part of the Company’s incentive fee is based on net interest income, which is not impacted by ASC 860. The Company recognizes interest income on the full amount of the loan investment balance and interest expense on the amount of the secured borrowing associated with partial loan sale. As a result, while interest income and expense are presented on a gross basis as a result of ASC 860, net interest income is unaffected and for each of these loans with partial loan sales the net interest income included in the calculation of the net interest income incentive fee represents the amount of interest income truly retained by the Company. The second part of the Company’s incentive fee is paid based on realized gains (losses), which are not impacted by ASC 860.

Christina DiAngelo Fettig, Senior Staff Accountant

Ashley Vroman-Lee, Senior Counsel

May 9, 2014

Follow-up comments on responses to original comments:

4.	In the response to comment 3 to the Form N-2/A, the fee table percentages changed, but the hypothetical did not.

Response:

The Company has recalculated the hypothetical expense table, which appears now as follows:

You would pay the following expenses on a $1,000 investment	1 Year	3 Years	5 Years	10 Years

Assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)	$76	$227	$379	$757

Assuming a 5% annual return (assumes entire return is from realized capital gains and thus subject to the capital gains incentive fee)	$86	$259	$434	$883

The Company has amended page 10 of Pre-Effective Amendment No. 3 to the Registration Statement accordingly.

5.	Please note, comment 4 to the Form 10-K requests that the Company disclose any open payables at year end, not only open payables with respect to the administration fees.

Response:

The Company acknowledges the Staff’s comment and notes that as of December 31, 2013 there were no other such payables.  In future filings, the Company will disclose any open payables at year end.

6.	Regarding comment 8 to the Form 10-K and referencing Section 19(a) of the 1940 Act, please add to the correspondence how the Company has notified shareholders of the amount of any distributions that represented return of capital.

Response:

Shareholders receive notification of the nature of the Company’s distributions via an estimate on the company’s website as well as on their year-end statement of dividends and distributions on Form 1099.  This information is also subsequently disclosed in the Company’s filings on Form 10-K for the most recently completed fiscal year and estimates are provided in the Company’s filings on a quarterly basis on Form 10-Q.

Christina DiAngelo Fettig, Senior Staff Accountant

Ashley Vroman-Lee, Senior Counsel

May 9, 2014

7.	Regarding the presentation of interest rates in comment 10, the staff requests that the Company describe the specific LIBOR rate it is using.

Response:

The Company will disclose in future filings the LIBOR rate applicable to its revolving credit facility.

In connection with the portfolio company loans, the type of LIBOR rate used varies from loan to loan and sometimes within loans, at the election of the portfolio company or the loan agent, who is commonly a third party other than the Company. The Company respectfully submits that disclosing the multiple types of LIBOR rates would be overly burdensome and of limited informative value to investors as (i) most of the loans are subject to a rate floor that is not variable based on the type of LIBOR, (ii) the Company currently discloses both the actual current interest rate and the spread above LIBOR as defined in the agreement, which the Company believes is the most informative information for investors, and (iii) there is not a large enough variance in rates between the underlying LIBOR contracts (i.e. one-month, three-month, six-month) to materially impact investors view of the portfolio.

* * * * * *

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christina DiAngelo Fettig, Senior Staff Accountant

Ashley Vroman-Lee, Senior Counsel

May 9, 2014

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation

Theodore Koenig

Aaron Peck